Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
September 30, 2012 and 2011

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

		September 30,	December 31,
	Notes	2012 $	2011 $
Assets
Current assets
Cash and cash equivalents	3	26,007,318	32,918,751
Short-term investments	3	1,969,228	1,936,787
Accounts receivable		89,842	55,392
Prepaid expenses		592,927	721,576
Total current assets		28,659,315	35,632,506
Non-current assets
Property and equipment		426,983	392,111
Total non-current assets		426,983	392,111

Total assets		29,086,298	36,024,617
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		6,711,147	6,504,238
Total current liabilities		6,711,147	6,504,238
Commitments	7
Shareholders’ equity
Share capital Authorized: unlimited Issued:
September 30, 2012 - 76,661,085
December 31, 2011 – 71,251,335	4	198,049,608	177,282,566
Warrants	4	3,030,519	2,653,627
Contributed surplus	4, 5	20,700,110	21,142,519
Accumulated other comprehensive loss		(83,022)	(117,501)
Accumulated deficit		(199,322,064)	(171,440,832)
Total shareholders’ equity		22,375,151	29,520,379
Total liabilities and equity		29,086,298	36,024,617
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $
Expenses
Research and development	5, 11, 12	8,129,328	5,315,134	24,673,201	13,769,876
Operating	5, 11, 12	1,175,227	1,019,335	3,485,368	3,214,969
Operating loss		(9,304,555)	(6,334,469)	(28,158,569)	(16,984,845)
Write down of asset available for sale		—	—	—	(735,681)
Change in fair value of warrant liability		—	—	—	36,000
Interest		74,053	102,445	287,509	317,148
Loss before income taxes		(9,230,502)	(6,232,024)	(27,871,060)	(17,367,378)
Income tax expense		(13,400)	—	(10,172)	—
Net loss		(9,243,902)	(6,232,024)	(27,881,232)	(17,367,378)
Other comprehensive (loss) income - translation adjustment		(47,462)	(9,587)	34,479	28,744
Net comprehensive loss		(9,291,364)	(6,241,611)	(27,846,753)	(17,338,634)
Basic and diluted loss per common share	6	(0.12)	(0.09)	(0.37)	(0.25)
Weighted average number of shares (basic and diluted)		76,607,281	71,221,218	75,903,566	70,800,114
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2010	155,439,610	19,399,489	4,108,652	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive loss	—	—	—	28,744	(17,367,378)	(17,338,634)
Exercise of warrants	21,487,080	—	(1,455,025)	—	—	20,032,055
Exercise of stock options	314,158	(51,831)	—	—	—	262,327

Share based compensation	—	224,525	—	—	—	224,525
As at September 30, 2011	177,240,848	19,572,183	2,653,627	(127,916)	(159,763,509)	39,575,233

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$

As at December 31, 2011	177,282,566	21,142,519	2,653,627	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive loss	—	—	—	34,479	(27,881,232)	(27,846,753)
Issued, pursuant to a bought deal financing	19,386,903	—	376,892	—	—	19,763,795
Exercise of stock options	1,380,139	(392,920)	—	—	—	987,219

Share based compensation	—	(49,489)	—	—	—	(49,489)
As at September 30, 2012	198,049,608	20,700,110	3,030,519	(83,022)	(199,322,064)	22,375,151
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $

Operating Activities
Net loss for the period		(9,243,902)	(6,232,024)	(27,881,232)	(17,367,378)
Amortization - property and equipment		26,422	21,258	83,993	68,525
Share based compensation	5, 11	(121,685)	181,183	(49,489)	224,525
Change in fair value of warrant liability		—	—	—	(36,000)
Write down of asset available for sale		—	—	—	735,681
Unrealized foreign exchange loss		983	(121,391)	17,145	98,736
Net change in non-cash working capital	10	1,514,620	(427,319)	301,108	930,195
Cash used in operating activities		(7,823,562)	(6,578,293)	(27,528,475)	(15,345,716)
Investing Activities
Acquisition of property and equipment		(25,238)	(62,087)	(118,865)	(111,194)
Purchase of short-term investments		—	—	(32,441)	1,679,940
Cash used in investing activities		(25,238)	(62,087)	(151,306)	1,568,746
Financing Activities
Proceeds from exercise of stock options and warrants		101,750	54,985	987,219	14,793,582
Proceeds from public offering		—	—	19,763,795	—
Cash provided by financing activities		101,750	54,985	20,751,014	14,793,582
Increase in cash		(7,747,050)	(6,585,395)	(6,928,767)	1,016,612
Cash and cash equivalents, beginning of period		33,802,813	46,640,231	32,918,751	39,296,682
Impact of foreign exchange on cash and cash equivalents		(48,445)	188,466	17,334	(69,992)
Cash and cash equivalents, end of period		26,007,318	40,243,302	26,007,318	40,243,302
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our interim consolidated financial statements for the period ended September 30, 2012, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on November 7, 2012. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at September 30, 2012 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2011. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2011.
Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $21,579,166 (December 31, 2011 - $31,328,312).  The current annual interest rate earned on these deposits is 1.23% (December 31, 2011 – 1.11%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
September 30, 2012
Short-term investments	1,969,228	1,969,228	—	1,969,228	1,969,228	1.64%
December 31, 2011
Short-term investments	1,936,787	1,936,787	—	1,936,787	1,936,787	1.68%

Fair value is determined by using published market prices provided by our investment advisor.
Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $	Liability Amount $
Balance, December 31, 2010	67,958,302	155,439,610	5,338,460	4,108,652	5,536,800
Exercise of US$3.50 warrants	1,833,600	11,897,142	(1,833,600)	—	(5,500,800)
Exercise of warrants	1,322,750	9,589,938	(1,322,750)	(1,455,025)	—
Exercise of stock options	136,683	355,876	—	—	—
Expired warrants	—	—	(12,000)	—	(36,000)
Balance, December 31, 2011	71,251,335	177,282,566	2,170,110	2,653,627	—
Issued for cash pursuant to February 8, 2012 bought deal financing(a)	5,065,750	19,386,903	303,945	376,892	—
Exercise of stock options	344,000	1,380,139	—	—	—
Balance, September 30, 2012	76,661,085	198,049,608	2,474,055	3,030,519	—

(a)
Pursuant to a bought deal financing, we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 expiring on February 8, 2014 ("Broker Warrants"). The fair value of the Broker Warrants was $376,892 ($1.24 per Broker Warrant) and has been included in the share issue costs of the financing. The fair value was determined using the Black Scholes Option Pricing Model.

Warrants - liability
Under IFRS, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. The fair value of these warrants is determined using the Black Scholes Option Pricing Model. Our warrants with an exercise price of U.S.$3.50 met this requirement and we presented the value of these warrants as a deemed current liability on the consolidated statement of financial position. As these warrants were exercised, the value of the recorded warrant liability was included in our share capital along with the proceeds from the exercise. For the warrants that expired, the related warrant liability was reversed through the statement of loss. There was no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant liability or when warrants expire unexercised.
As at September 30, 2012, our warrant liability is $nil (September 30, 2011 - $nil) as these warrants were either exercised or expired on January 24, 2011.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

Warrants - equity
The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of Broker Warrants issued:

2012

Risk-free interest rate	1.09%
Expected hold period to exercise (years)	2.00
Volatility in the price of the Company's shares	52.28%
Dividend yield	Zero
The following table summarizes our outstanding warrants as at September 30, 2012:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.20	—	303,945	—	—	303,945	1.33
$4.60	375,360	—	—	—	375,360	0.08
$6.15	1,794,750	—	—	—	1,794,750	0.08
	2,170,110	303,945	—	—	2,474,055	0.23
Note 5: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:

	2012		2011
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,677,577	4.37	4,703,760	4.53
Granted during the period	30,000	4.27	193,000	5.22
Forfeited during the period	(253,000)	5.17	(3,333)	2.85
Expired during the period	(170,000)	3.92	(86,667)	9.72
Exercised during the period	(344,000)	2.87	(125,266)	2.09
Outstanding, end of the period	4,940,577	4.45	4,681,494	4.52
Options exercisable, end of the period	4,897,911	4.46	4,537,160	4.51
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2012:

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	604,327	4.0	2.12	584,327	2.13
$2.70 - $3.89	1,923,000	7.2	3.52	1,911,334	3.53
$4.00 - $5.92	1,381,250	2.6	4.82	1,370,250	4.82
$6.72 - $9.76	1,032,000	6.7	7.04	1,032,000	7.04
	4,940,577	5.4	4.45	4,897,911	4.46
Non-vested options vest annually over periods ranging from one to three years or after the completion of certain milestones. We have reserved 6,154,997 common shares for issuance relating to outstanding stock options.
Net share based payment recovery of ($121,685) and ($49,489) for the three and nine month periods ending September 30, 2012, respectively, is due to a reversal of share based payment expense of ($181,669) and ($249,458) for the three and nine month periods ending September 30, 2012, respectively offset by share based payment expense of $59,984 and $199,969 for the three and nine month periods ending September 30, 2012, respectively. Share based payment recovery relates to the forfeiture of options that occurred throughout 2012. Share based payment expense relates to the vesting of options previously granted to employees and directors.
Share based payment expense of $181,183 and $224,525 for the three and nine month periods ending September 30, 2011 relates to the vesting of options previously granted to employees and directors.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2012	2011

Risk-free interest rate	1.31%	2.10%
Expected hold period to exercise	1.3 years	3.7 years
Volatility in the price of the Company's shares	53.7%	54.57%
Rate of forfeiture	—%	—%
Dividend yield	Nil	Nil
Weighted average fair value of options	$1.02	$2.19
We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 6: Loss Per Common Share

Loss per common share is calculated using the net loss for the three and nine month periods and the weighted average number of common shares outstanding for the three and nine month periods ending September 30, 2012 of 76,607,281 and 75,903,566, respectively (September 30, 2011 of 71,221,218 and 70,800,114, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

Note 7: Commitments

We are committed to payments totaling $10,363,174 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

Amount $
Remainder of 2012	22,833
2013	91,332
2014	94,888
2015	97,428
2016	40,595
347,076

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

Note 8: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	September 30, 2012 $	December 31, 2011 $
Cash and cash equivalents	26,007,318	32,918,751
Short-term investments	1,969,228	1,936,787
Shareholders’ equity	22,375,151	29,520,379

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On July 3, 2012, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2012.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at September 30, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2012 by approximately $102,004.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2012 by approximately $141,239. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2012 by approximately $616,458 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2012 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,861,093	91,728	2,938
Accounts payable	(2,496,317)	(181,966)	(484,040)
	1,364,776	(90,238)	(481,102)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.

Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $
Change in:
Accounts receivable	(268)	(26,090)	(34,450)	207,477
Prepaid expenses	106,421	307,295	128,649	(254,215)
Accounts payable and accrued liabilities	1,408,467	(708,524)	206,909	976,933
Change in non-cash working capital related to operating activities	1,514,620	(427,319)	301,108	930,195

Other Cash Flow Disclosures

	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $
Cash interest received	74,053	86,216	287,509	300,919
Cash taxes paid	9,942	1,862	14,942	1,862

Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2012

	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	(47,128)	(132,897)	(73,306)	(122,606)
Unrealized non-cash foreign exchange loss (gain)	82,924	(121,391)	17,145	98,736
Non-cash share based payments (recovery)	(125,100)	181,183	(59,734)	224,525

Included in operating expenses
Amortization of property and equipment	26,422	21,258	83,993	68,525
Non-cash share based payments	3,415	—	10,245	—
Office minimum lease payments	22,833	—	65,959	44,368

Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $
Short-term employee benefits	564,303	381,390	1,649,886	1,398,379
Share-based payments	—	—	—	—
	564,303	381,390	1,649,886	1,398,379